SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           __________

                         AMENDMENT NO. 2
                               TO
                          SCHEDULE 13G


     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         Selfcare, Inc.
---------------------------------------------------------------------
                        (Name of Issuer)

            Common Stock, Par Value $.001 Per Share
---------------------------------------------------------------------
                 (Title of Class of Securities)

                          81631R 10 7
---------------------------------------------------------------------
                         (CUSIP Number)



                           __________


---------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Willard L. Umphrey
---------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------

3.   SEC USE ONLY
---------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
---------------------------------------------------------------------


  NUMBER OF    5.   SOLE VOTING POWER    414,696
    SHARES
 BENEFICIALLY
OWNED BY EACH -------------------------------------------------------
  REPORTING
 PERSON WITH

               6.   SHARED VOTING POWER   219,286
              -------------------------------------------------------

               7.   SOLE DISPOSITIVE POWER   414,696
              -------------------------------------------------------

               8.   SHARED DISPOSITIVE POWER   219,286

              -------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               633,982
---------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    [x]
     CERTAIN SHARES
     Such number excludes (i) warrants to purchase 254,193
     shares of Common Stock held by USB `93 Technology
     Associates Limited Partnership, a limited partnership
     whose general partner is USB `93 Technology, Inc., a
     corporation whose president and chief executive officer is the Reporting Person; (ii) a warrant to purchase 136,500
     shares of Common Stock and 20,193 shares of Common Stock
     held by the Reporting Person's wife; and (iii) Approximately,
     138,509 shares of Common Stock, and a warrant to purchase 2,272 shares of Common Stock held by a retirement account for the benefit of Leon Okurowski, an affiliate of U.S. Boston Capital Corporation, of which the Reporting Person is one of two trustees. The Reporting Person disclaims beneficial ownership of the foregoing.
---------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             4.2%
---------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON
              IN
---------------------------------------------------------------------

Item 1(a).     Name of Issuer:

          Selfcare, Inc.
---------------------------------------------------------------------

Item 1(b).     Address of Issuer's Principal Executive Offices:

          200 Prospect Street, Waltham, Massachusetts 02453
---------------------------------------------------------------------

Item 2(a).     Name of Person Filing:

          Willard L. Umphrey
---------------------------------------------------------------------

Item 2(b).     Address of Principal Business Office or, if None,
Residence:

          14 D North Commons, Lincoln, Massachusetts 01773
---------------------------------------------------------------------

Item 2(c).     Citizenship:

          U.S.A.
---------------------------------------------------------------------

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.001 per share
---------------------------------------------------------------------

Item 2(e) CUSIP Number:

          81631R 10 7
---------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not applicable

---------------------------------------------------------------------
Item 4.   Ownership.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount beneficially owned:

          633,982 (of which the reporting person has the right to
          acquire 121,822 shares)
          -----------------------------------------------------------

     (b)  Percent of class:

          4.2%
          -----------------------------------------------------------

     (c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote      414,696
                                                        -------

     (ii) Shared power to vote or to direct the vote    219,286
                                                        -------

     (iii) Sole power to dispose or to direct the disposition
           of 414,696
              -------

     (iv) Shared power to dispose or to direct the disposition of
          219,286
          -------

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         February 16, 1999
                                         ------------------
                                                Date


                                         /S/ WILLARD L. UMPHREY
                                         ----------------------
                                              Signature


                                         Willard L. Umphrey
                                         ------------------
                                         Name/Title